NSAR ITEM 77C


Van Kampen American Capital Corporate Bond Fund


(a)  A Special Meeting of Shareholders was held on October 25, 1996.

(b) The election of Trustees of Van Kampen American Capital Corporate Bond Fund (the "Fund") included:

     None

(c)  The following were voted on at the meeting:

     (1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For   19,291,707               Against   365,586


     (2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For   16,234,694               Against   472,830


     (4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

               For   19,408,872               Against   276,465